# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Infinity Natural Resources, Inc., CIK 0002029118
CUSIP: 456941103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2605 Cranberry Square, Morgantown, West Virginia (WV), 26508
Date of event which requires filing of this statement: 01/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001408628

## Reporting persons
- Chase Oil Corporation: type of reporting person: corporation (CO); citizenship or place of organization: New Mexico (NM); sole voting power 2,055,709; shared voting power 0; sole dispositive power 2,055,709; shared dispositive power 0; aggregate amount beneficially owned 2,055,709 (11.3% of the class)

## Item 1. Issuer
Name of issuer: Infinity Natural Resources, Inc.
Address of issuer's principal executive offices: 2605 Cranberry Square, Morgantown, WV 26508

## Item 2. Person Filing
Name of person filing: Chase Oil Corporation
Address of principal business office or, if none, residence: 11344 Lovington Highway, Artesia, NM 88210
Citizenship: New Mexico

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,055,709.00
Percent of class: 11.3% (see footnote 1 below)
Sole power to vote or to direct the vote: 2,055,709.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 2,055,709.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Chase Oil Corporation: /s/ William L Livingston, William L Livingston/Vice President (01/20/2026)
Comment: Footnote 1: The percent of class in Item 11 on the cover page and Item 4(b) was calculated assuming 18,146,847 shares of Class A common stock outstanding based upon (i) 15,629,653 shares of Class A common stock outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025, as increased by (ii) 2,517,194.00 shares of Class A common stock issued on January 20, 2026 as reported in Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2026.